FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: C21 INVESTMENTS INC. (the "Issuer").

Trading Symbol: CXXI

Number of Outstanding Listed Securities: 63,658,280 common shares as at April 30, 2019

Date: May 7, 2019

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)

Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term "Issuer" includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

FORM 7 – MONTHLY PROGRESS REPORT
March 2019

The Issuer is a Multi-State Operator in the US cannabis business, with vertically integrated operations in Oregon and Nevada.

The issuer announced unaudited revenue of US$5.1m for the first two months of the 2020 fiscal year, see news release on April 4, 2019.

The issuer announced the approval for the transfer of Swell Companies’ Oregon cannabis licenses, see the news release on April 17, 2019 The issuer filed a Business acquisition report (BAR) on April 29, 2019. This filing included Audited financial statements for the Silver State Relief and Cultivation business for the period just prior to the Issuer purchasing the business. See the full report on SEDAR filed April 29, 2018

2.	Provide a general overview and discussion of the activities of management.

Management continues working to complete outstanding acquisitions and to pursue further acquisitions in the US cannabis market, to build out its management team, and to integrate the operations acquired.

3.

Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4.

Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.

Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

6.

Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not applicable.

7.

Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not applicable.

FORM 7 – MONTHLY PROGRESS REPORT
March 2019

8.	Describe the acquisition of new customers or loss of customers.

Not applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not applicable.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

Not applicable

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not applicable.

12.

Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not applicable.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not applicable.

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	100,000	(2)	$138,000 for general working capital
Common Shares	25,000	(3)	$34,500 for general working capital
Common Shares	25,000	(4)	$34,500 for general working capital
Common Shares	375,000	(5) (7)	$0; Debenture conversion
Common Shares	137,500	(5) (7)	$0; Debenture conversion
Warrant Debentures	12	(6) (7)	$12,000 for general working capital

(1)	State aggregate proceeds and intended allocation of proceeds

(2)	These shares were issued on April 8, 2019 pursuant to the full exercise of a Consultant’s Warrant at $1.38 per share for total gross proceeds of $138,000.

(3)	These shares were issued on April 11, 2019 pursuant to the partial exercise of a Consultant’s Warrant at $1.38 per share for total gross proceeds of $34,500.

FORM 7 – MONTHLY PROGRESS REPORT
March 2019

(4) These shares were issued on April 15, 2019 pursuant to the partial exercise of a Consultant’s Warrant at $1.38 per share for total gross proceeds of $34,500.

(5)

See Note (7) below for description of the Convertible debentures due December 31, 2020 being converted. These 375,000 shares were issued on April 17, 2019 upon conversion of convertible debentures for total gross proceeds of zero. These 137,500 shares were issued on April 24, 2019 upon conversion of convertible debentures for total gross proceeds of zero.

(6)

Pursuant to a Debenture Indenture dated as of December 30, 2018 between the Issuer and Alliance Trust Company (as Trustee) and a Warrant Indenture dated as of December 30, 2018 between the Issuer and the Trustee (as Warrant Agent), 10% Unsecured Convertible Debentures (the "Warrant Debentures") in the Principal Amount of $12,000 were issued on April 8, 2019 at $1,000 per Warrant Debenture pursuant to the exercise of 12 Warrants that were issued December 30, 2018 (see note 7 below for particulars). Any common shares that may be issued on conversion of the Warrant Debentures (per note 8 below) will be subject to a hold period that will expire April 30, 2019.

(7)

On December 30, 2018 the Issuer closed a private placement and issued 5,063 Units for gross proceeds of $5,063,000. Each Unit consists of (i) one $1,000 principal amount 10% unsecured convertible debenture (the "Convertible Debenture") and (ii) one-half of one non-transferable debenture warrant (each whole warrant, a "Warrant"). Each whole Warrant entitles the holder to purchase one additional $1,000 principal amount 10% unsecured convertible debenture at an exercise price of $1,000 per Warrant Debenture, exercisable until December 31, 2020. The

Debentures are convertible at the holder’s option into common shares of the Issuer at a price of $0.80 per common share. Each Warrant entitles the holder to purchase one additional Debenture (the "Warrant Debenture") at $1,000 per Warrant Debenture at any time until December 31, 2020. Each Warrant Debenture has the same terms and conditions as the Convertible Debentures, but the conversion price of each Warrant Debenture will be $0.90 per common share. No fractional common shares will be issued on conversion.

(8)

On January 30, 2019 the Issuer closed a private placement and issued 9,825 Units for gross proceeds of $9,825,000. Each Unit consists of (i) one $1,000 principal amount 10% unsecured convertible debenture (the "Convertible Debenture") and (ii) one-half of one non-transferable debenture warrant (each whole warrant, a "Warrant"). Each whole Warrant entitles the holder to purchase one additional $1,000 principal amount 10% unsecured convertible debenture at an exercise price of $1,000 per Warrant Debenture, exercisable until January 30, 2021. The Debentures are convertible at the holder’s option into common shares of the Issuer at a price of $0.80 per common share. Each Warrant entitles the holder to purchase one additional Debenture (the "Warrant Debenture") at $1,000 per Warrant Debenture at any time until January 30, 2021. Each Warrant Debenture has the same terms and conditions as the Convertible Debentures, but the conversion price of each Warrant Debenture will be $0.90 per common share. No fractional common shares will be issued on conversion.

15.	Provide details of any loans to or by Related Persons.

Not applicable.

16.	Provide details of any changes in directors, officers or committee members.

Not applicable.

17.	Discuss any trends which are likely to impact the Issuer including trends in the

Issuer’s market(s) or political/regulatory trends.

The Issuer currently operates in the U.S. states of Oregon and Nevada. The cultivation, sale and use of cannabis are legal in the states of Oregon and Nevada, but illegal under US federal law. In the opinion of management of the Issuer, the trend in the political and regulatory environment continues to move in favour of further legalisation.

FORM 7 – MONTHLY PROGRESS REPORT
March 2019

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3.

The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated May 7, 2019.	"Michael Kidd"
Michael Kidd, CFO/Secretary

Issuer Details Name of Issuer C21 Investments Inc.	For Month End April 30, 2019	Date of Report YY/MM/D 2019/05/07
Issuer Address Suite 303, 595 Howe Street
City/Province/Postal Code Vancouver, B.C. V6C 2T5	Issuer Fax No. (604) 718-2808	Issuer Telephone No. (604) 336-8613
Contact Name Michael Kidd	Contact Position CFO/Secretary	Contact Telephone No. (604) 336-8613
Contact Email Address mkidd@cxxi.ca	Web Site Address www.cxxi.ca

FORM 7 – MONTHLY PROGRESS REPORT
March 2019